Exhibit 99.1

PRESS RELEASE

Greenfire Resources Announces Change of Control Offer to Purchase 12.000% Senior Secured Notes due 2028

CALGARY, ALBERTA – December 27, 2024 – Greenfire Resources Ltd. (NYSE and TSX: GFR) (“Greenfire” or the “Issuer”) today announced that it has commenced a change of control offer (the “Change of Control Offer”) relating to its outstanding 12.000% Senior Secured Notes due 2028 (CUSIP Nos. 39525U AA5; C41263 AA9) (the “Notes”) on the terms and subject to the conditions set forth in the Notice of Change of Control and Offer to Purchase dated December 27, 2024 (the “Offer to Purchase”).

On December 23, 2024, Waterous Energy Fund Corp. announced it had acquired shares to increase its interest in the Issuer to 56.5% of the issued and outstanding common shares of the Issuer (the “Acquisition”).

Under the terms of the indenture governing the Notes, the Acquisition is deemed a Change of Control, and the Issuer is required to make the Change of Control Offer within 10 days following such Change of Control. The consideration for each US$1,000 principal amount of Notes tendered and not withdrawn, pursuant to the Change of Control Offer, subject to proration, will be US$1,010 (101% of the principal amount thereof), plus accrued and unpaid interest to, but not including, the date the notes are purchased by the Issuer.

The Change of Control Offer commences on December 27, 2024 and expires at 5:00 pm, New York City time, on February 19, 2025 (such time and date as the same may be extended, the “Expiration Date”). Holders may withdraw their notes at any time prior to 5:00 pm on February 20, 2025 (such time and date as the same may be extended, the “Withdrawal Deadline”). The Issuer currently expects to purchase any Notes validly tendered by the Expiration Date, and not withdrawn by the Withdrawal Deadline, on February 24, 2025.

The Depositary for the Change of Control Offer is The Bank of New York Mellon and can be contacted at (615) 381-1655. Copies of the Offer to Purchase and other related documents may be obtained from the Issuer by contacting investors@greenfireres.com.

This press release is for information purposes only and is not an offer to purchase, or the solicitation of an offer to purchase, the Notes.

This announcement shall not constitute an offer to purchase or a solicitation of an offer to sell any securities. The Change of Control Offer is being made only through, and subject to the terms and conditions set forth in, the Offer to Purchase and related materials.

None of the Issuer, the Depositary or any affiliate of any of them makes any recommendation as to whether or not holders of the Notes should tender Notes in response to the Change of Control Offer. The Issuer makes no recommendation as to whether holders of the Notes should tender their Notes into the Change of Control Offer. Holders of the Notes should consult their own advisors with respect to such decision. Each holder of the Notes must decide whether to tender Notes and, if tendering, the amount of Notes to tender. Holders of the Notes are urged to review carefully all information contained or incorporated by reference in the Offer to Purchase and related materials before any decision is made with respect to the tender offer.

About Greenfire

Greenfire is an intermediate, lower-cost and growth-oriented Athabasca oil sands producer with concentrated Tier-1 assets that use steam assisted gravity drainage extraction methods. The Company is operationally focused with an emphasis on an entrepreneurial environment and a high level of employee ownership. Greenfire Common Shares are listed on the New York Stock Exchange and Toronto Stock Exchange under the symbol “GFR”. For more information, visit greenfireres.com or find Greenfire on LinkedIn and X.

Contact Information

Greenfire Resources Ltd.

205 5th Avenue SW

Suite 1900

Calgary, AB T2P 2V7

investors@greenfireres.com

greenfireres.com

FORWARD-LOOKING STATEMENTS ADVISORY

This Press Release contains certain forward-looking statements or forward-looking information within the meaning of the United States federal securities laws and applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements relate to future events or future performance. All information other than statements of historical fact are forward-looking statements. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “forecast,” “strategy,” “future,” “opportunity,” “plan,” “potential,” “may,” “should,” “will,” “can,” “could,” “would,” “will be,” “to be,” “to include,” “to align,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements in this press release, include among others, the expected date of the Expiration Date and the Withdrawal Date; certain other expected terms and timing related to the Change of Control Offer; and the date Greenfire currently expects to purchase any Notes validly tendered to the Change of Control Offer.

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. The expected timing of the Expiration Date, Withdrawal Date and date the Company expects to purchase any Notes pursuant to the Change of Control Offer could change for a variety of reasons. The Issuer could require additional funds to purchase Notes tendered to the Change of Control Offer and there is no certainty that such funds will be available or that the Issuer will be able to access sufficient equity or debt funding to fund such purchases. You should carefully consider all of the risks and uncertainties described in the “Risk Factors” section of the Company’s annual report on Form 20-F dated March 26, 2024, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.shtml and in other documents filed by Greenfire from time to time on SEDAR+ and with the United States Securities and Exchange Commission. Forward-looking statements are statements about the future and are inherently uncertain. The Company does not intend, and does not assume any obligation, to update any forward-looking statements, other than as required by applicable law. For all of these reasons, the Company’s securityholders should not place undue reliance on forward-looking statements.

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